June 17, 2005


     Mail Stop 4561
David E. Ritter
Chief Financial Officer
Greater Atlantic Financial Corp.
10700 Parkridge Boulevard, Suite P50
Reston, VA 20191

      Re:	Greater Atlantic Financial Corp.
		Form 10-K for the period ended September 30, 2004
		File No. 0-26467

Dear Mr. Ritter:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



      Joyce Sweeney
								Branch Chief